 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Wilson, Charles L. (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Senior Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					82.418 (1)	D
Common Stock					37,449.049 (2)	I	By 401(k)
Common Stock					2,299.976 (3)	I	By Custodian For Child- Charles IV
Common Stock					1,578.244 (4)	I	By Custodian For Child- Louis
Common Stock					873.842 (5)	I	By Custodian For Child- Robert

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Wilson, Charles L. - February 25, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to Buy)	$32.6600	02/25/2003		A |	(A) 43,791		Common Stock - 43,791	$32.6600	43,791	D
Employee Stock Option (right to buy)	$10.2155						Common Stock - 8,682		8,682	D
Employee Stock Option (right to buy)	$9.3965						Common Stock - 9,744		9,744	D
Employee Stock Option (right to buy)	$20.1875						Common Stock - 15,094		15,094	D
Employee Stock Option (right to buy)	$31.0000						Common Stock - 21,127		21,127	D
Employee Stock Option (right to buy)	$36.3125						Common Stock - 15,429		15,429	D
Employee Stock Option (right to buy)	$23.9375						Common Stock - 11,038		11,038	D
Employee Stock Option (right to buy)	$36.5900						Common Stock - 14,778		14,778	D
Employee Stock Option (right to buy)	$36.8400						Common Stock - 15,814		15,814	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact 02-26-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Wilson, Charles L. - February 25, 2003
Form 4 (continued)
FOOTNOTE Descriptions for BB&T Corporation (BBT)

Form 4 - February 2003

Charles L. Wilson
P O Box 1250

Winston-Salem, NC 27102-250
Explanation of responses:

(1)   Includes .630 shares acquired in August, .649 shares in November 2002 and .705 shares in February 2003 under the Issuer's Dividend Reinvestment Plan.
(2)   Between July 1, 2002 and December 31, 2002, the reporting person acquired 493.435 shares common stock under the Issuer's 401(k) plan. The information in this report is based on a plan statement dated as of December 31, 2002.
(3)   Includes 17.584 shares acquired in August, 18.098 shares in November 2002, and 19.683 shares in February 2003 under the Issuer's Dividend Reinvestment Plan.
(4)   Includes 12.066 shares acquired in August, 12.419 shares in November 2002, and 13.507 shares in February 2003 under the Issuer's Dividend Reinvestment Plan.
(5)   Includes 6.680 shares acquired in August, 6.876 shares in November 2002, and 7.479 shares in February 2003 under the Issuer's Dividend Reinvestment Plan.

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